Contact

www.linkedin.com/in/rowright (LinkedIn)
www.jnetdirect.com (Company)
www.sandsresearch.com (Company)

Top Skills

Neuromarketing
Strategy
Market Research

Ron Wright

Investor at MegaFono Corporation
Reston, Virginia, United States

Summary

Entrepreneur with successful investments in the healthcare (medical devices), biotech, telecom expense management, neuromarketing and software industries. Interested in early stage companies in those fields.

Experience

Right Appeal PAC

Senior Advisor / COO
April 2022 - Present (6 months)
Alexandria, Virginia, United States

Right Appeal is a political action committee focused on aiding Republican campaigns and causes improve their appeal to the nation's many diverse communities, through data-driven strategic messaging and effective engagement.

JNetDirect Incorporated

Chairman / CEO
January 2008 - Present (14 years 9 months)
Herndon, Virginia

JNetDirect is an innovative leader with award winning software products for improving customer's connectivity, integration, management and security to their data resources. Over 3000 companies worldwide rely on JNetDirect software to provide critical components for their applications and development environments.

MegaFono Corporation

Investor / Partner
January 2021 - Present (1 year 9 months)
Washington, District of Columbia, United States

The Megaphone software fully democratizes the legislative and other opaque political processes to engage voters more completely in American governance than ever before. We expand access and influence to clarify civic intent and

capture voter sentiment, developing a more complete understanding of the voting public than has ever existed.

Northern Virginia Republican Business Forum
Co Chair
June 2019 - Present (3 years 4 months)
Alexandria, Virginia

Suburban Virginia Republican Coalition Inc. (PAC)
Steering Committee Member
April 2018 - Present (4 years 6 months)
Washington D.C. Metro Area

The Suburban Virginia Republican Coalition Inc. (SUV GOP) is political action committee (PAC) formed to support Republican candidates and causes rooted in the fundamental, kitchen-table concerns that matter most to voters in Virginia's suburban communities – family, vocation, community, and faith.

Sands Research Inc.
Member Board of Directors
December 2007 - Present (14 years 10 months)

Provides neuromarketing / consumer neuroscience services worldwide to Fortune 100 companies and their respective advertising agencies. Sands Research has been featured in Advertising Age, CNN, AdWeek, NBC Today Show, CBS Morning Show, New York Times, Fast Company, STORES, National Public Radio, Forbes and SmartMoney.

Capefirst Properties, LLC
Senior Advisor
August 2020 - April 2022 (1 year 9 months)
Reston, Virginia, United States

Capefirst Properties, LLC is a professional real estate firm that acquires and improves multifamily apartment buildings and communities on behalf of our investors. Focused on the Mid-Atlantic and Southern (predominantly Southeastern) United States, in localities characterized by relatively stable economic growth and unmet demand for housing. This region benefits from in-migration from points North and West. Within the region, we evaluate properties in both primary and secondary cities.

Intelligence Systems Group LLC
Partner
April 2017 - April 2022 (5 years 1 month)

Reston, Virginia

Intelligence Systems Group (ISG) is a Service Disabled Veteran-Owned Small Business (SDVOSB) providing specialized Information Technology, Security Software and Services, and other Consulting Subject Matter Expertise for the Intelligence Community, Government, and commercial clients. Specializing in cloud migration capabilities for DOD covering Cost Benefit Analysis (CBA) to Cloud Access Point (CAP) approval to Re-accreditation under new environments and training.

Based in Northern Virginia with satellite locations in the Pittsburgh, PA and Richmond, VA, ISG is a SAM-registered, cVe-certified SDVOSB with an active TS/SCI Facility Clearance and access to a deep bench of subject matter experts, partner companies, and contract vehicles.

Cha-Ching LLC

Senior Advisor / Investor

July 2018 - June 2020 (2 years)

Reston, Virginia

Fairfax County Republican Committee

Chairman - Finance Committee

March 2014 - March 2018 (4 years 1 month)

Fairfax, Virginia

Fairfax County At a Glance:

- More than 1.1 million residents (largest county with 13.6% of Virginia's population)
- 590,000+ jobs with ten Fortune 500 Companies
- 142,000 technology jobs are located in Fairfax County, the largest concentration in the U.S.
- Budget larger than four states
- 395 square miles (land)
- Median household income: $105,797 (Second highest in Nation)
- Percent of people below the poverty level: 6.8 percent
- Persons who speak a language other than English at home: 37 percent
- 11th Largest School District in U.S. with 174,000 students / 196 schools
- Home of the First President of the United States - George Washington!

Neurosoft Inc.

President/CEO

September 1988 - April 2002 (13 years 8 months)

Co-Founded and built Neurosoft into the leading provider of neuroimaging systems and software products to the research community. Network of 1500 university, corporate and medical research facilities around the world used our products. Sold Neurosoft to the Marmon Group in June of 1998 and remained with the company until April of 2002.

Neuroscan, Inc.
President
September 1988 - April 2002 (13 years 8 months)
Herndon, Virginia and El Paso, Texas

U.S. based operating Unit of Neurosoft. Neuroscan was built into the world's leading EEG systems manufacturer for university, corporate and national research labs. For more than twenty years, Neuroscan has advanced the understanding of how the brain functions and introduced many of the leading technologies in cognitive neuroscience.

DWL GmbH
Managing Director
July 1999 - January 2001 (1 year 7 months)
Sipplingen, Germany

German based operating unit of Neurosoft, Inc. Manufactured trans-cranial doppler (TCD) equipment for neurological and stroke investigations.

Contact Systems Corporation
Vice President
June 1984 - September 1988 (4 years 4 months)

Market research firm based in New York City. Client base of European manufacturers entering the U.S. market including Omega Watches, the Swiss Consulate, Confindustria (Italian General Industry Federation) and the Swiss Textile Federation.

Various Political Campagns
Campaign Manager / Communications Director
June 1978 - June 1984 (6 years 1 month)

Gilman for NYS Attorney General; Gilman for Congress (NY); Republican National Committee; Congressman Phil Crane for President Committee; Hager for US Senate (NH); and New York State Political Action Committee.

Education

Eisenhower College
Public Policy · (1974 - 1978)

Union Springs
· (1970 - 1974)